PROSPECTUS SUPPLEMENT

            To Short Form Base Shelf Prospectus Dated August 4, 2003

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base prospectus dated August 4, 2003 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering                                                March 17, 2005
------------------
                            [AXCAN PHARMA INC. LOGO]
                                AXCAN PHARMA INC.
          US$125,000,000 4 1/4% Convertible Subordinated Notes Due 2008
                             8,924,113 Common Shares

Axcan Pharma Inc. ("Axcan") issued and sold on March 5, 2003 US$125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008 (the "Notes"), on a private placement basis, at an issue price of $1,000 per Note. Under limited circumstances, the Notes are initially convertible into 8,924,113 common shares. This supplement to the Prospectus (the "Prospectus Supplement") may be used by selling security holders ("Securityholders") in connection with resales of Notes and the common shares issuable upon conversion of the Notes (collectively, the "Securities").

The Notes are currently eligible for trading on the PORTAL market of the National Association of Securities Dealers, Inc. The common shares are listed on the Toronto Stock Exchange Inc. (the "TSX") under the symbol "AXP" and on the Nasdaq National Market ("Nasdaq") under the symbol "AXCA".

Investing in the Notes or the common shares involves risks. Please carefully consider the "Risk Factors" beginning on page 1 of the Prospectus.

The Securities may be offered by Securityholders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq and the TSX. In the United States, Securityholders may be deemed to be "underwriters" as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Any resale of the Securities in the Province of Quebec will be undertaken pursuant to the applicable provisions of the Securities Act (Quebec). Any profits realized by Securityholders in the United States may be deemed to be underwriting compensation. If the Securityholders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Securities as principals, any profits received by such underwriters or dealers on the resale of the Securities may be deemed to be underwriting compensation under the U.S. Securities Act.

Axcan will not receive any of the proceeds from the resale of the Securities by any of the Securityholders.


The earnings coverage of Axcan for the 12 months ended December 31, 2004 was 6.7 to one in accordance with Canadian GAAP and 12.5 to one in accordance with U.S. GAAP. See "Earnings Coverage".

This Prospectus Supplement and the accompanying Prospectus are filed in Canada and, in the United States, by a "foreign private issuer" as defined by the U.S. Securities Act, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with applicable Canadian disclosure requirements. Prospective United States investors should be aware that such requirements are different from those of the United States.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any U.S. state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                         Page
                                                                         ----

PLAN OF DISTRIBUTION..........................................................2
RECENT DEVELOPMENTS...........................................................2
EARNINGS COVERAGE............................................................11
INCORPORATION BY REFERENCE...................................................12


Prospectus                                                                Page
----------                                                                ----

Trademarks...................................................................i
Forward-Looking Statements...................................................ii
Risk Factors.................................................................1
Use of Proceeds..............................................................12
Capitalization...............................................................12
Dividend Policy..............................................................12
Earnings Coverage............................................................13
Business.....................................................................15
Description of Credit Agreement..............................................24
Description of Notes.........................................................26
Certain Income Tax Considerations............................................47



Description of Share Capital.................................................55
Transfer Agent and Registrar.................................................58
Plan of Distribution.........................................................59
Legal Matters................................................................62
Independent Auditors.........................................................62
Purchasers' Statutory Rights.................................................62
Incorporation by Reference...................................................63
Additional Information.......................................................65
Certificate of Axcan.........................................................C-1
Schedule "A".................................................................S-1


This document is in two parts. The first part is this Prospectus Supplement which updates information contained in the accompanying Prospectus dated August 4, 2003 as supplemented by the prospectus supplement dated August 20, 2003 (the "First Supplement"), the prospectus supplement dated October 10, 2003 (the
"Second  Supplement"),  the prospectus  supplement  dated December 17, 2003 (the
"Third Supplement"), the prospectus supplement dated January 30, 2004 (the "Fourth Supplement"), the prospectus supplement dated March 8, 2004 (the "Fifth Supplement"), the prospectus supplement dated April 20, 2004 (the "Sixth
Supplement"), the prospectus supplement dated January 14, 2005 (the "Seventh Supplement") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information.


Only the information contained or incorporated by reference in the accompanying Prospectus, including the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Fifth Supplement, the Sixth Supplement, the Seventh Supplement and this Prospectus Supplement, should be relied upon. Axcan has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities may not be sold in any jurisdiction where the sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Fifth
Supplement, the Sixth Supplement, the Seventh Supplement and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. Axcan's business, financial condition, results of operations and prospects may have changed since those dates.


Unless otherwise stated in this Prospectus Supplement, all dollar amounts appearing in this Prospectus Supplement are stated in the lawful currency of the United States of America and "Axcan," "we," "us" and "our" refer to Axcan Pharma Inc. and its direct and indirect subsidiaries.


                         -------------------------------

Plan of Distribution


The Securityholders listed in Schedule A to this Prospectus Supplement have delivered a completed selling securityholders' questionnaire to us and may sell at any time, or from time to time, pursuant to this Prospectus Supplement and the accompanying Prospectus, the aggregate principal amount of the Notes set forth in Schedule A to this Prospectus Supplement, and the aggregate principal amount payable of the Notes held by such Securityholders shall thereafter be reduced to the extent of such sales. The Notes held by the Securityholders were either acquired by them upon the issuance of the Notes on March 5, 2003 at a price of $1,000 per Note, or in subsequent transactions thereafter at varying prices.

Recent Developments

Axcan Launches CANASA 1000 mg in the U.S.

Axcan announced on February 28, 2005 the launch of CANASA 1000 mg, the only FDA approved once-daily mesalamine suppository for the treatment of ulcerative proctitis. Axcan received a three-year marketing exclusivity for the new dosage form under the non-patent exclusivity provisions of the Federal Food, Drug and Cosmetic Act.

In the United States, the rectal mesalamine market is valued at approximately $82.0 million annually. According to IMS Health data published in December 2004, approximately 56% of all U.S. gastrointestinal prescriptions for rectal mesalamine were written for CANASA 500 mg, making Axcan's CANASA 500 mg the most prescribed brand of rectal mesalamine in the U.S.

Axcan Reports First Quarter 2005 Results

Axcan announced on February 14, 2005 operating results for the quarter ended December 31, 2004, Axcan's first quarter of the fiscal year ending September 30, 2005. Axcan's reported revenue growth of 6.9% to $61.6 million. Net income was $7.8 million, or $0.16 per share (fully diluted), compared to $10.4 million in net income or $0.21 of diluted income per share for the corresponding quarter of the preceding fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto which are incorporated by reference into this Prospectus Supplement.

Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. Axcan seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO 250 and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. In addition, as at December 31, 2004, Axcan had one product pending approval, a new formulation for a product currently marketed in the United States. Axcan also has a number of other pharmaceutical projects in all phases of development, including ITAX for the treatment of functional dyspepsia. Axcan reported revenue of $61.6 million and operating income of $12.1 million for the three-month period ended December 31, 2004.

During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis Pharma S.A. ("Aventis") for a cash purchase price of $145.0 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line). Revenue from sales of Axcan's products in the United States was $38.2 million (62.0% of total revenue) for the three-month period ended December 31, 2004, compared to $37.8 million (65.6% of total revenue) for the same period of fiscal 2004. In Canada, revenue was $9.2 million (14.9% of total revenue) for the three-month period ended December 31, 2004, compared to $6.6 million (11.5% of total revenue) for the same period of fiscal 2004. In Europe, revenue was $14.2 million (23.1% of total revenue) for the three-month period ended December 31, 2004, compared to $13.2 million (22.9% of total revenue) for the same period of fiscal 2004.


Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.


Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.


Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.


Critical Accounting Policies


Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of Axcan's critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although Axcan's accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of Axcan's accounting policies to that transaction, which could have an effect on Axcan's financial statements. Discussed below are those policies that Axcan believes are critical and require the use of complex judgment in their application.


Use of Estimates


The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available to management. Axcan reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustment when necessary. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the product is shipped to Axcan's customer, provided Axcan has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under Axcan's policy, and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Goodwill and Intangible Assets

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, Axcan does not amortize goodwill and intangible assets with an indefinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of Axcan's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any significant permanent impairment in value except for an amount of $83,000 of goodwill for the year ended September 30, 2004. Intangible assets with finite life are amortized over their estimated useful lives.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.

Acquisition of Products

On November 18, 2003, Axcan acquired the rights to the AVAX product line from Aventis. The $145.0 million purchase price was paid out of Axcan's cash on hand.

On August 29, 2003, Axcan acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, Axcan paid $10 million in cash and assumed $2 million in research contract liability. This product is in development, has not reached technological feasibility and has no known alternative uses; therefore, its acquisition was deemed to be acquired in-process research and was expensed in the period of acquisition.

On December 10, 2002, Axcan acquired the rights to the Ursodiol 250 mg tablets DELURSAN for the French market from Aventis, for a cash purchase price of $22.8 million.

On December 3, 2002, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

During a transition period, the seller in some of these acquisition transactions acts as selling agent for the management of these products. For the three-month period ended December 31, 2004, sales of some of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the three-month period ended December 31, 2004 were $854,008

($2,892,231 in 2003), Axcan only included in its revenue an amount of $336,294 ($1,748,359 in 2003) representing the net sales less cost of goods sold and other seller related expenses.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:


--------------------------------------------------------------------------------
                                                 For the three-month periods
                                                      ended December 31,
                                                 -------------------------------
                                                           2004         2003
                                                 --------------- ---------------
                                                              %            %
Revenue                                                   100.0        100.0
--------------------------------------------------------------------------------
Cost of goods sold                                         27.2         25.3
Selling and administrative expenses                        34.0         31.9
Research and development expenses                          10.4          6.9
Depreciation and amortization                               8.7          6.5
--------------------------------------------------------------------------------
                                                           80.3         70.6
--------------------------------------------------------------------------------

Operating income                                           19.7         29.4
--------------------------------------------------------------------------------

Financial expenses                                          2.9          2.9
Interest income                                            (0.1)        (0.3)
Loss (gain) on foreign exchange                            (0.4)         0.1
--------------------------------------------------------------------------------
                                                            2.4          2.7
--------------------------------------------------------------------------------

Income before income taxes                                 17.3         26.7
Income taxes                                                4.7          8.6
--------------------------------------------------------------------------------
Net income                                                 12.6         18.1
================================================================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Quarter Ended December 31, 2004 Compared to Quarter Ended December 31, 2003

Revenue

For the three-month period ended December 31, 2004, revenue was $61.6 million compared to $57.6 million for the corresponding quarter of the preceding fiscal year, an increase of 6.9%. This increase in revenue primarily resulted from the U.S. and Canadian sales of the AVAX product line which was acquired in November 2003.

Cost of Goods Sold

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $2.2 million (15.1%) to $16.8 million for the three-month period ended December 31, 2004 from $14.6 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended December 31, 2004 increased as compared to the corresponding quarter of the preceding fiscal year from 25.3% to 27.2%. This increase in the cost of goods sold as a percentage of revenue was due mainly to the write-down of inventory of finished goods with less than twelve months of shelf life.

Selling and Administrative Expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $2.6 million (14.1%) to $21.0 million for the three-month period ended December 31, 2004 from $18.4 million for the corresponding quarter of the preceding fiscal year. This increase is mainly due to an increase in Axcan's sales force and additional marketing efforts.

Research and Development Expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to Axcan's personnel involved in research and development projects. Research and development expenses increased $2.5 million (64.1%) to $6.4 million for the quarter ended December 31, 2004 from $3.9 million for the corresponding quarter of the preceding fiscal year. This increase is mainly due to the development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia.

Depreciation and Amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $1.7 million (45.9%) to $5.4 million for the quarter ended December 31, 2004 from $3.7 million for the corresponding quarter of the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of PANZYTRAT which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2004.

Financial Expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $0.1 million (5.9%) to $1.8 million for the quarter ended December 31, 2004 from $1.7 million for the corresponding quarter of the preceding fiscal year.

Income Taxes

Income taxes amounted to $2.9 million for the quarter ended December 31, 2004, compared to $5.0 million for the quarter ended December 31, 2003. The effective tax rates were 32.2% for the quarter ended December 31, 2003 and 27.2% for the quarter ended December 31, 2004. The decrease in the effective tax rate is mainly due to the research and development tax credits, deducted from the income taxes expense, of $0.5 million for the quarter ended December 31, 2004 compared to $0.2 million for the corresponding quarter of the preceding fiscal year.

Net Income

Net income was $7.8 million or $0.17 of basic income per share and $0.16 of diluted income per share, for the quarter ended December 31, 2004, compared to $10.4 million or $0.23 of basic income per share and $0.21 of diluted income per share for the corresponding quarter of the preceding year. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.0 million for the quarter ended December 31, 2003 to
45.6 million for the quarter ended December 31, 2004, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 54.5 million for the quarter ended December 31, 2003 to 55.3 million for the quarter ended December 31, 2004. The shares issuable under the Notes are included for both periods following the change in accounting policy applied by restating all periods during which time the Notes were outstanding.

Canadian GAAP


The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the three-month periods ended December 31, 2004 and 2003 are summarized in the following table:


--------------------------------------------------------------------------------
                                                 For the three-month periods
                                                      ended December 31,
                                                 -------------------------------
                                                            2004           2003
                                                 --------------- ---------------
                                                              $               $

Net income in accordance with U.S. GAAP                   7,754          10,435

Implicit interest on convertible debt                    (1,123)         (1,026)
Stock-based compensation expense                         (1,300)             --
Amortization of new product acquisition costs               (14)            (13)
Income tax impact of the above adjustments                    5               5
--------------------------------------------------------------------------------

Net earnings in accordance with Canadian GAAP             5,322           9,401
================================================================================

--------------------------------------------------------------------------------

On March 5, 2003, Axcan closed the offering of $125.0 million aggregate principal amount of Notes. As a result of the terms of the Notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the Notes. For the quarter ended December 31, 2004, implicit interest in the amount of $1,122,846 ($1,025,603 in 2003) was accounted for and added to the liability component.

Since  October  1,  2004,   under  Canadian  GAAP,  the  effect  of  stock-based
compensation has to be accounted for using the fair value based method.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Liquidity and Capital Resources

Axcan's cash, cash equivalents and short-term investments increased $6.2 million (16.4%) to $44.1 million at December 31, 2004 from $37.9 million at September 30, 2004. As of December 31, 2004, working capital was $102.0 million, compared to $87.7 million at September 30, 2004. These increases are mainly due to the cash flows from operating activities of the quarter.

Total assets increased $19.8 million (3.2%) to $629.4 million as of December 31, 2004 from $609.6 million as of September 30, 2004. Shareholders' equity increased $19.7 million (5.0%) to $411.8 million as of December 31, 2004 from $392.1 million as of September 30, 2004.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of the Notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO.

Axcan's research and development expenses totaled $19.9 million for fiscal 2004. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Line of Credit

Since September 22, 2004, Axcan has had an amended credit facility with a banking syndicate. The amended credit facility consists in a $125.0 million
364-day extendible revolving facility with a two-year term-out option maturing on September 22, 2007.

The credit facility is secured by a first priority security interest on all present and future acquired assets of Axcan and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of Axcan's net income for the preceding fiscal year. As of December 31, 2004, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on Axcan's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The credit facility may be drawn in U.S. dollars or in Canadian dollar equivalents. As of December 31, 2004, there was no amount outstanding under this credit facility.

Convertible Subordinated Notes and Other Long-term Debt

Long-term debt including instalments due within one year totaled $129.6 million as of December 31, 2004 compared to $129.7 million as of September 30, 2004. As of December 31, 2004, the long-term debt included, $2.1 million of bank loans, $2.5 million of obligations under capital leases contracted by Axcan's French subsidiary and the $125.0 million in Notes.

The Notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The Notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the Notes was less than 95% of the average conversion value for the Notes during that period. The Note holders may also convert their Notes upon the occurrence of specified corporate transactions or if Axcan has called the Notes for redemption. On or after April 20, 2006, Axcan may at its option, redeem the Notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The Notes also include provisions for the redemption of all the Notes for cash at the option of Axcan following certain changes in tax treatment.

Cash Flows

Cash flows from operating activities increased $10.0 million from $1.2 million of cash used by operating activities for the quarter ended December 31, 2003 to $8.8 million of cash provided by operating activities for the quarter ended December 31, 2004. This increase is mainly due to the fact that the accounts receivable and inventories remained stable during the quarter ended December 31, 2004 compared to the corresponding quarter of the previous fiscal year when they increased following the increase in sales and the acquisition of new products. Cash flows used by financing activities for the quarter ended December 31, 2004 were $0.9 million. Cash flows from investment activities for the quarter ended December 31, 2004 were $11.0 million and were mainly due to the receipt of $12.8 million from the sale of short-term investments, which was offset by the use of $1.8 million for the acquisition of property, plant and equipment. Cash flows used for financing activities for the quarter ended December 31, 2003 were $0.1 million. Cash flows used for investment activities for the quarter ended December 31, 2003 were $21.1 million mainly due to the net cash used for the acquisition of intangible assets for $145.6 million with the proceeds from the disposal of short-term investments.

Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose Axcan to liability that is not reflected on the face of the consolidated financial statements.

Contractual Obligations

The following table summarizes Axcan's significant contractual obligations (in thousands of dollars) as of December 31, 2004 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at December 31, 2004 or certain other purchase obligations as discussed below:

                          For the twelve-month periods ending December 31,
                     --------------------------------------------------------
                                                                   2009 and
                         2005       2006       2007       2008    thereafter
                     ---------  ---------  ---------  ---------   ------------
                            $          $          $          $             $
Long-term debt          1,857      1,601        937    125,221            34
Operating leases        1,117        415        136         93            35
Other commitments       1,579        150        150        150            --
                     ---------  ---------  ---------  ---------   ------------
                        4,553      2,166      1,223    125,464            69
                     =========  =========  =========  =========   ===========

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on Axcan and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan's purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. Axcan does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant, and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

Effect of Recently Issued U.S. Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. As allowed by SFAS No. 123, Axcan elected to continue to utilize the accounting method prescribed by APB No. 25 and applies the disclosure requirements of SFAS No. 123.

On March 31, 2004, the FASB issued an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statements No 123 and 95". The Exposure Draft would require all entities to recognize compensation cost for share-based awards, including options, granted to employees. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB No. 25, "Accounting for Stock Issued to Employees", and generally would require instead that such transactions be accounted for using a fair-value based method. Public companies would be required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Share-based awards classified as liabilities, would be measured at fair value and remeasured at fair value at each reporting period. Currently such awards are measured at intrinsic value under both APB No. 25 and SFAS 123, "Accounting for Stock-Based Compensation". Axcan would apply the proposed Statement for interim and fiscal periods beginning after June 15, 2005 using the modified prospective transition approach.

During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 is effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The Notes are therefore included in Axcan's diluted earnings per share calculation.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities.

Inflation has not had a significant impact on Axcan's results of operations.

Foreign Currency Risk
---------------------

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk
------------------

The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture
----------------------

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties. Furthermore, the active ingredients or products acquired from third parties may not comply with specifications, and the prices at which Axcan purchases them may increase. In the event of a problem with a supplier, Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices
--------------------------

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.

Earnings Coverage

The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended December 31, 2003 and December 31, 2004 and give effect to the issuance of the Notes. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month periods ended December 31, 2003 and December 31, 2004 is based on unaudited financial information.

The Canadian GAAP earnings coverage ratios have been calculated based on amounts determined under Canadian GAAP, which include $4.7 million of implicit interest, a non-cash expense.



                                              Canadian GAAP                         US GAAP
                                       -----------------------------       ---------------------------
                                        12 Months        12 Months          12 Months      12 Months
                                          Ended            Ended              Ended         Ended
                                       December 31,      December 31,      December 31,   December 31,
                                          2003              2004              2003           2004
                                       -------------    ------------       ------------    -----------
Pro forma interest
requirements(1)(2) ...........            10.2             10.8                5.9            5.7
Pro forma earnings before
interest expense and income taxes
(1)(3)........................            55.6             72.2               43.2           71.7
Earnings coverage.............             5.5              6.7                7.3           12.5
-----------------------------------
Notes
(1) In millions of US dollars.

(2) Pro forma interest requirements are detailed as follows:

Financial expenses as per
financial statements..........             9.1             11.3                5.8            6.6
Amortization of issue expense
included in interest..........            (0.9)            (0.9)              (0.9)          (0.9)
Interest on debentures........             1.0               -                 1.0             -
Implicit interest.............             1.0              0.4                 -              -
                                       -------------    ------------       ------------    -----------
Pro forma interest requirements           10.2             10.8                5.9            5.7
                                       =============    ============       ============    ===========

(3) Pro forma earnings before interest  expense and income taxes are detailed as follows:

Net earnings as per financial
statements....................            31.5             40.4               23.8           46.0
Income taxes..................            16.0             21.6               14.6           20.2
Financial expense.............             9.1             11.3                5.8            6.6
Amortization of issue expense.            (1.0)            (1.1)              (1.0)          (1.1)
                                       -------------    ------------       ------------    -----------
Pro forma earnings before
interest expense and income taxes         55.6             72.2               43.2           71.7
                                       =============    ============       ============    ===========


Under U.S. GAAP, our interest requirements amounted to $5.7 million on a pro forma basis for the 12 months ended December 31, 2004, and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, for the 12-month period ended December 31, 2004 was
12.5 to one.

Under Canadian GAAP, our interest requirements amounted to $10.8 million on a pro forma basis for the 12 months ended December 31, 2004, and our earnings coverage ratio for the 12-month period ended December 31, 2004 was 6.7 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.7 million as required by Canadian GAAP.

Incorporation by Reference

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference and form an integral part of the accompanying Prospectus, as supplemented by this Prospectus Supplement:

(a) our unaudited comparative consolidated financial statements in Canadian GAAP for the three-month period ended December 31, 2004;

(b) our unaudited comparative consolidated financial statements in U.S. GAAP for the three-month period ended December 31, 2004;

(c) our audited comparative consolidated financial statements in Canadian GAAP for the year ended September 30, 2004, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2004;

(d) our audited comparative consolidated financial statements in U.S. GAAP for the year ended September 30, 2004, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2004;

(e) management's discussion and analysis of operating results and financial position for the three-months ended December 31, 2004;

(f) management's discussion and analysis of operating results and financial position for the year ended September 30, 2004 contained in our annual report for the year ended September 30, 2004;

(g) our annual information form dated February 20, 2005 for the year ended September 30, 2004;

(h) the management proxy solicitation circular dated January 10, 2005 for the annual meeting of the shareholders held on February 17, 2005, with the exception of the headings "Director and Executive Compensation - Performance Graph", "Other Information - Report of the Compensation Committee", "Other Information - Report of the Corporate Governance and Nominating Committee", "Other Information - Statement of Corporate Governance Practices";

(i) the material change reports and press releases dated November 10, 2004 (we announced operating results for the fourth quarter and fiscal year ended September 30, 2004); December 15, 2004 (we announced positive cardiac safety results for ITAX); and February 14, 2005 (we announced operating results for the first quarter).

Any document of the type referred to above and any material change report filed by us with the securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the end of the distribution shall under this Prospectus Supplement be deemed to be incorporated by reference in the Prospectus.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Fifth Supplement, the Sixth Supplement, the Seventh Supplement and in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purpose of this distribution shall be deemed to be modified or superseded, for the purposes of the Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of the Prospectus.

                                   SCHEDULE A


================================================================================================

                                                         Number of Notes      Amount of Notes
  Selling Securityholder        Registered Holder             Held                 Held
                                                                                  ($USD)
================================================================================================

Alexandra Global           Alexandra Global                   10,750            10,750,000
Master Fund Ltd.           Master Fund Ltd.
------------------------------------------------------------------------------------------------

TOTAL:                                                        10,750            10,750,000
================================================================================================




























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